UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 16)*

Restaurant Brands International Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76131D103

(CUSIP Number)

Jill Granat

General Counsel and Corporate Secretary

c/o Restaurant Brands International Inc.

226 Wyecroft Road

Oakville, Ontario L6K 3X7

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	Joshua N. Korff P.C., Esq. Michael Kim P.C., Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

February 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No. 76131D103	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons 3G Restaurant Brands Holdings General Partner Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,213,851
	8.	Shared Voting Power 130,448,634
	9.	Sole Dispositive Power 2,213,851
	10.	Shared Dispositive Power 130,448,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,662,485(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 30.1%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents (i) 2,213,851 Common Shares and (ii) 130,448,634 Common Shares acquirable in respect of 130,448,634 Exchangeable Units held by the Reporting Persons. See Item 4.
(2)

Calculated based on (i) 307,947,651 Common Shares outstanding as of February 14, 2023 as reported on the Issuer’s Form 10-K, filed on February 22, 2023 and (ii) 132,662,485 Common Shares issuable in respect of 132,662,485 Exchangeable Units held by the Reporting Persons (inclusive of Common Shares to be issued pursuant to the 2023 Exchange). See Item 4.

CUSIP No. 76131D103	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons 3G Restaurant Brands Holdings LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,448,634
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,448,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,448,634(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 29.6%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 130,448,634 Common Shares acquirable in respect of 130,448,634 Exchangeable Units held by the Reporting Persons. See Item 4.
(2)

Calculated based on (i) 307,947,651 Common Shares outstanding as of February 14, 2023 as reported on the Issuer’s Form 10-K, filed on February 22, 2023 and (ii) 132,662,485 Common Shares issuable in respect of 132,662,485 Exchangeable Units held by the Reporting Persons (inclusive of Common Shares to be issued pursuant to the 2023 Exchange). See Item 4.

CUSIP No. 76131D103	13G	Page 4 of 6 Pages

Explanatory Note:

This Amendment No. 16 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the “initial Schedule 13D”), as amended by Amendment No. 1, filed on September 25, 2015, Amendment No. 2, filed on December 7, 2015, Amendment No. 3, filed on December 16, 2015, Amendment No. 4, filed on November 1, 2017, Amendment No. 5, filed on November 13, 2017, Amendment No. 6, filed on November 17, 2017, Amendment No. 7, filed on October 30, 2018, Amendment No. 8, filed on November 8, 2018, Amendment No. 9, filed on August 13, 2019, Amendment No. 10, filed on September 3, 2019, Amendment No. 11, filed on September 6, 2019, Amendment No. 12, filed on September 26, 2019, Amendment No. 13, filed on September 14, 2020, Amendment No. 14, filed on August 6, 2021, and Amendment No. 15, filed on August 25, 2021 (as amended, the “Schedule 13D”), amends and restates, where indicated, the Schedule 13D relating to the Common Shares of Restaurant Brands International Inc. (the “Issuer”) by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership (“3G RBH”). Capitalized terms used in this Amendment No. 16 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

Pursuant to the terms of the Partnership Agreement, 3G RBH delivered to Restaurant Brands International Limited Partnership (“RBI LP”) an exchange notice to exchange in aggregate 2,213,851 Exchangeable Units of RBI LP, referred to herein as the “2023 Exchange.”

On February 27, 2023, HL1 17 LP, an affiliate of the Reporting Persons (“HL1”), entered into a forward sale contract with BofA Securities, Inc. with respect to 2,213,851 common shares (the “Common Shares”) of the Issuer as described in further detail in Item 6 of this Amendment (the “Forward Contract”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment is being filed primarily to provide additional detail about the 2023 Exchange and the Forward Contract.

Item 4. Purpose of Transaction.

As noted above, 3G RBH delivered to RBI LP an exchange notice to exchange 2,213,851 Exchangeable Units held by 3G RBH. The exchange notice became irrevocable on February 27, 2023 with respect to 2,213,851 Exchangeable Units. As announced by the Issuer on February 27, 2023, upon receipt of the exchange notice, the Issuer, in its capacity as general partner of RBI LP, elected to have RBI LP satisfy the Exchange by issuing 2,213,851 Common Shares in exchange for 2,213,851 Exchangeable Units. The 2023 Exchange will be effected on or before March 16, 2023.

After the 2023 Exchange, the Reporting Persons will continue to hold 130,448,634 Exchangeable Units, for which they have not submitted any exchange notice.

Except as set forth in this Schedule 13D and in connection with the 2023 Exchange, the Forward Contract and the other transactions discussed herein, the Reporting Persons have no plan or proposals that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As a result of the consummation of the Transactions, the Partnership Agreement, the Voting Trust Agreement and the subsequent transactions discussed herein, (i) 3G RBH GP beneficially owns and may be deemed to have voting and dispositive power with respect to 2,213,851 Common Shares and 130,448,634 Exchangeable Units and (ii) 3G RBH beneficially owns and may be deemed to have shared voting and dispositive power with respect to 130,448,634 Exchangeable Units. All Common Shares and Exchangeable Units numbers and percentages are based on (i) 307,947,651 total Common Shares outstanding as of February 14, 2023, according to information provided by RBI LP on its Form 10-Q filed on February 22, 2023 and (ii) 132,662,485 Common Shares that would be issued upon exchange of the 132,662,485 Exchangeable Units held by the Reporting Persons (inclusive of Common Shares to be issued pursuant to the 2023 Exchange). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transactions by 3G RBH that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 76131D103	13G	Page 5 of 6 Pages

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 27, 2023, HL1 entered into the Forward Contract with an unaffiliated third party buyer, BofA Securities, Inc. The Forward Contract obligates HL1 to deliver to the buyer 2,213,851 common shares of the Issuer (the “Forward Shares”) on the scheduled settlement date of March 16, 2023 or such earlier date as elected by HL1 in accordance with the terms of the Forward Contract. In exchange, HL1 will receive a cash payment based on a price per Forward Share of $63.99 multiplied by a factor of (1+ (an overnight bank funding rate minus a negotiated spread) on each day that the Forward Contract is outstanding.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.

By:	/s/ Flavio Montini
Name: Flavio Montini
Title: Authorized Signatory

3G RESTAURANT BRANDS HOLDINGS LP

By: 3G Restaurant Brands Holdings General Partner Ltd., its general partner

By:	/s/ Flavio Montini
Name: Flavio Montini
Title: Authorized Signatory